Filed by Liberty Media Corporation pursuant to
Rule 425 of the Securities Act of 1933, as amended
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Liberty Live Holdings, Inc.
Commission File No.: 333-288960

October 14, 2025

Liberty Media Corporation Announces Virtual Special Meeting of Stockholders in Connection with Liberty Live Group Split-Off

ENGLEWOOD, Colo.--(BUSINESS WIRE)-- Liberty Media Corporation (“Liberty Media”) (Nasdaq: FWONA, FWONK, LLYVA, LLYVK) will hold a virtual special meeting of its Series A Liberty Live common stock (“LLYVA”) and Series B Liberty Live common stock (“LLYVB”) holders on Friday, December 5, 2025 at 8:30 a.m. Mountain time. At the special meeting, such stockholders will be asked to consider and vote on a proposal related to Liberty Media’s proposed transaction to separate the Liberty Live Group by means of a redemptive split-off (the “Split-Off”) into a separate public company, Liberty Live Holdings, Inc. (“SplitCo”).

Prior to the completion of the Split-Off, certain assets and liabilities will be reattributed between the Formula One Group and the Liberty Live Group (the “Reattribution”). Additional information regarding the values of the assets and liabilities included in the Reattribution will be provided via press release in connection with the closing of the Split-Off.

Information regarding the Split-Off and matters on which holders of LLYVA and LLYVB are being asked to vote will be available in the definitive proxy materials to be filed by Liberty Media with respect to the special meeting, which are expected to be filed November 4, 2025. Assuming satisfaction of all conditions to closing, the Split-Off is expected to be completed as soon as practicable following the stockholder vote, and we currently expect closing to occur on December 15, 2025.

Additional Special Meeting Details

The special meeting will be held via the Internet and will be a completely virtual meeting of stockholders. LLYVA and LLYVB stockholders of record as of the record date for the special meeting will be able to listen, vote and submit questions pertaining to the special meeting of stockholders by visiting www.virtualshareholdermeeting.com/LMC2025SM. The record date for the special meeting is 5:00 p.m., New York City time, on Thursday, October 9, 2025. Stockholders will need the 16-digit control number that is printed in the box marked by the arrow on the stockholder’s proxy card for the special meeting to enter the virtual special meeting website. A technical support number will become available at the virtual meeting link 10 minutes prior to the scheduled meeting time.

In addition, access to the special meeting will be available on the Liberty Media website. All interested persons should visit https://www.libertymedia.com/investors/news-events/ir-calendar to access the webcast. An archive of the webcast will also be available on this website after appropriate filings have been made with the SEC.

About Liberty Media Corporation

Liberty Media Corporation operates and owns interests in media, sports and entertainment businesses. Those businesses are attributed to two tracking stock groups: the Formula One Group and the Liberty Live Group. The businesses and assets attributed to the Formula One Group (NASDAQ: FWONA, FWONK) include Liberty Media’s subsidiaries Formula 1, MotoGP, Quint and other minority investments. The businesses and assets attributed to the Liberty Live Group (NASDAQ: LLYVA, LLYVK) include Liberty Media’s interest in Live Nation and other minority investments.

Forward-Looking Statements

This communication includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including certain statements relating to the Split-Off and Liberty Media’s definitive proxy statement for the special meeting and other matters that are not historical facts. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements generally can be identified by phrases such as “possible,” “potential,” “intends” or “expects” or other words or phrases of similar import or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of conditions to the Split-Off. These forward-looking statements speak only as of the date of this communication, and Liberty Media expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Media’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Media, including its most recent Forms 10-K and 10-Q, as such risk factors may be amended, supplemented or superseded from time to time by other reports Liberty Media subsequently files with the SEC, for additional information about Liberty Media and about the risks and uncertainties related to Liberty Media’s business which may affect the statements made in this communication.

Additional Information

Nothing in this press release shall constitute a solicitation to buy or an offer to sell shares of common stock of Liberty Media or SplitCo. The proposed offer and issuance of shares of SplitCo common stock in the Split-Off will be made only pursuant to an effective registration statement on Form S-4, including a proxy statement and a notice of meeting and action of Liberty Media and prospectus of SplitCo. LIBERTY MEDIA STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, TOGETHER WITH ALL RELEVANT SEC FILINGS REGARDING THE PROPOSED TRANSACTION, AND ANY OTHER RELEVANT DOCUMENTS FILED AS EXHIBITS THEREWITH, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. After the registration is declared effective, the proxy statement/notice/prospectus and other relevant materials for the proposed transaction will be mailed to all holders of Liberty Media’s LLYVA and LLYVB common stock. Copies of these SEC filings will be available, free of charge, at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (877) 772-1518.

Participants in a Solicitation

Liberty Media anticipates that the following individuals will be participants (the “Liberty Media Participants”) in the solicitation of proxies from holders of Liberty Media’s LLYVA and LLYVB common stock in connection with the proposed transaction: John C. Malone, Chairman of the Liberty Media Board of Directors, Robert R. Bennett, Chase Carey, Brian M. Deevy, M. Ian G. Gilchrist, Evan D. Malone, Larry E. Romrell, and Andrea L. Wong, all of whom are members of the Liberty Media Board of Directors, and Derek Chang, Liberty Media’s President and Chief Executive Officer and a member of the Liberty Media Board of Directors, Brian J. Wendling, Liberty Media’s Chief Accounting Officer and Principal Financial Officer, and Renee L. Wilm, Liberty Media’s Chief Legal Officer and Chief Administrative Officer. Information regarding the Liberty Media Participants, including a description of their direct or indirect interests, by security holdings or otherwise, can be found under the caption “Security Ownership of Certain Beneficial Owners and Management—Security Ownership of Management” contained in Liberty Media’s proxy statement on Schedule 14A (the “Proxy Statement”), which was filed with the SEC on March 28, 2025 and is available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0001560385/000110465925029081/tm252442-2_def14a.htm. To the extent that certain Liberty Media Participants or their affiliates have acquired or disposed of security holdings since the “as of” date disclosed in the Proxy Statement, such transactions have been or will be reflected on Statements of Change in Ownership on Form 4 or amendments to beneficial ownership reports on Schedules 13D filed with the SEC, which are available at: https://www.sec.gov/edgar/browse/?CIK=1560385&owner=exclude. Additional information regarding the Liberty Media Participants in the proxy solicitation and a description of their interests is contained in the proxy statement for Liberty Media’s special meeting of stockholders and other relevant materials filed with the SEC in respect of the Split-Off. These documents can be obtained free of charge from the sources indicated above.

Liberty Media Corporation
Shane Kleinstein, 720-875-5432

Source: Liberty Media Corporation